BMO Funds, Inc.
111 East Kilbourn Avenue
Milwaukee, WI  53202

September 24, 2013

VIA EDGAR

Mr. Jeff Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20543

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Mr. Foor:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on August 27, 2013 regarding Post-Effective Amendment Number 85 to the Registrant’s Form N-1A Registration Statement filed on July 12, 2013 (the “Post-Effective Amendment”) for the purpose of registering shares of two new series of the Registrant:  BMO Micro-Cap Fund and BMO Global Low Volatility Equity Fund (each, a “Fund,” and collectively, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Comments Applicable to Both Funds

1.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund” for each Fund, please confirm that the net advisory fee is the same across both classes of the Fund.

Response:  The Registrant confirms that each Fund’s net advisory fee is the same across both classes of the Fund.

Mr. Jeff Foor

September 24, 2013

2.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, add appropriate disclosure to this sub-section.

Response: The Registrant confirms that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection, but has added disclosure under “BMO Funds Information – Advisory Fees.”

3.

Comment:  Under “How to Buy Shares – How Do I Purchase Shares,” and “How to Redeem and Exchange Shares – Will I Be Charged a Fee for Redemptions,” please describe the transactions fees that Authorized Dealers may charge.

Response:  The Registrant responds supplementally by noting that “transaction fees” refer to specific fees that an Authorized Dealer may charge an investor for effecting purchases or redemptions of Fund shares, separate from any fees charged by the Funds.  Transaction fees could also be included in wrap fees charged by a financial adviser for effecting purchases or redemptions of Fund shares.  Because each Authorized Dealer may have a unique fee schedule that is not provided to the Registrant, the disclosure directs investors to consult the Authorized Dealer for fee information in accordance with the requirements of Form N-1A.

4.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks – Securities Lending,” please advise whether there are any benefits to the Adviser regarding its securities lending activities.  If so, please describe the potential conflict of interest that may exist with respect to this arrangement.

Response: The Registrant responds supplementally by noting that the Adviser receives no direct benefits from the Funds’ securities lending activities.  As noted in the prospectus under “BMO Funds Information – Affiliate Services and Fees,” BMO Harris Bank, N.A., an affiliate of the Adviser, receives a fee as compensation for its services as securities lending agent to the BMO Micro-Cap Fund.

5.

Comment:  Under “How to Buy Shares – When Can Shares Be Purchased,” please add disclosure regarding the days on which the New York Stock Exchange (NYSE) is open.  For example, consider stating that the NYSE is closed on weekends and what is meant by the NYSE being closed on “most” national holidays.

Response:  The Registrant has added disclosure to state that the NYSE is closed on weekends and has also listed the holidays on which the NYSE is closed.

6.

Comment:  Under “How to Buy Shares – How is NAV Calculated,” it is disclosed that “[f]or purposes of calculating the NAV, securities transactions and shareholder

Mr. Jeff Foor

September 24, 2013

transactions are accounted for no later than one business day after the trade date.”  Please explain what is meant by “are accounted for” in this sentence.

Response:  The Registrant responds supplementally by noting that the phrase “are accounted for” refers to the processing, calculation and recording of securities and shareholder transactions on the records of the Funds.  With respect to securities transactions and shareholder transactions, changes in holdings of portfolio securities are reflected no later than in the first calculation on the first business day following the trade date in accordance with Rule 2a-4 under the 1940 Act.

BMO Micro-Cap Fund

7.

Comment:  Under “Fund Summary – Principal Investment Strategies,” it is disclosed that the Fund will invest in companies similar in size to those within the Russell Microcap® Index.  Please confirm that the Fund will not invest in companies larger than the largest company in this Index.

Response:  The Registrant confirms that it will not, at the time of purchase, invest in any companies larger than the largest company in the Russell Microcap® Index.

8.

Comment:  Under “Fund Summary – Principal Investment Strategies,” it is disclosed that the Fund will invest in companies that may be involved in company turnarounds or corporate restructurings.  Please add disclosure under “Fund Summary –Principal Risks” regarding the risks associated with company turnarounds or corporate restructurings.

Response:  The Registrant has added the requested disclosure.

9.

Comment:  Under “Fund Summary – Principal Risks,” please revise the disclosure regarding “Company Size Risks” to be specific to risks associated with micro-cap sized companies.

Response:  The Registrant has added the requested disclosure.

10.

Comment:  Under “Historical Performance for Similar Accounts BMO Disciplined Micro-Cap Composite,” please confirm that the performance figures provided are net of actual expenses.

Response:  The Registrant confirms that the performance figures are net of actual expenses.  However, as noted in the disclosure, the figures are gross of custodian fees.

11.

Comment:  Under “Historical Performance for Similar Accounts BMO Disciplined Micro-Cap Composite,” please confirm that the expenses for Class I shares have lower expenses than the performance figures provided.  If not, please revise the disclosure accordingly.

Mr. Jeff Foor

September 24, 2013

Response:  The Registrant has revised the disclosure to note that the Composite has lower expenses than both the Class Y shares and Class I shares.

BMO Global Low Volatility Equity Fund

12.

Comment:  Under “Fund Summary – Principal Investment Strategies” and “Fund Summary – Principal Risks – Management Risks,” please define “volatility.”  For example, describe how the Fund will manage volatility, state whether there is a range of volatility that the Fund manages to and advise whether the Fund will target a particular level of volatility relative to the MSCI All Country World Index.

Response:  The Adviser defines “volatility” as the standard deviation of the Fund’s returns compared to the standard deviation of the returns in the MSCI All Country World Index.  Under normal market conditions, the Adviser targets a range for the Fund that is 10 - 40% less volatile than the Index.  To accomplish this, the Adviser selects stocks that either exhibit less price volatility than the Index and/or reduce the overall portfolio volatility due to their negative correlation to other stocks in the portfolio.  The Registrant has updated the disclosure under “Fund Summary – Principal Investment Strategies.”

13.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please define “meaningful upside protection.”

Response:  The Registrant has corrected this phrase to read “meaningful upside participation,” referring to potential gains during upward market movement.

14.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please advise whether investments in derivatives are part of the principal investment strategy of the Fund.

Response:  The Registrant confirms that investments in derivatives are not part of the principal investment strategy of the Fund.

15.

Comment:  Under “Historical Performance for Similar Accounts BMO Global Low Volatility Alpha Composite,” please confirm that the performance figures provided are net of all expenses.

Response:  The Registrant confirms that the performance figures are net of actual expenses.  However, as noted in the disclosure, the figures are gross of custodian fees.

16.

Comment:  Under “Historical Performance for Similar Accounts BMO Global Low Volatility Alpha Composite,” please confirm that the expenses for Class I shares have lower expenses than the performance figures provided.  If not, please revise the disclosure accordingly.

Mr. Jeff Foor

September 24, 2013

Response:  The Registrant has revised the disclosure to note that the Composite has lower expenses than both the Class Y shares and Class I shares.

* * *

If you have any questions regarding these responses, please contact the undersigned at 414-765-8241.

Very truly yours, /s/ Michele L. Racadio Michele L. Racadio Secretary cc:

Working Group